UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF
THE DUTY TO FILE REPORTS UNDER SECTIONS 13(a) OR SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-103743

GENTERRA INC.

(Exact name of registrant as specified in its charter)

106 Avenue Road
Toronto, Ontario, Canada M5R 2H3 (416) 920-0500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class C Preferred Shares,Series 1, no par value
      Class A Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☒

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1.	Exchange Act Reporting History

A. Genterra (through its predecessor Mirtone International Inc. which became International Mirtone Inc., which became Mirtronics Inc.) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) in 1985. Genterra was formed in 2003 by an amalgamation of Mirtronics Inc. and Genterra Investment Corporation.

B. Genterra has filed all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F. Genterra has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

On January 9, 2004, Genterra filed a Registration Statement on Form F-4 (Registration Statement 333-103743) registering 202,858 Class A Shares to be issued to the holders of Mirtronics Inc. and Genterra Investment Corporation upon the amalgamation of those constituent corporations that became Genterra Inc. On March 11, 2003, Genterra filed a Registration Statement on Form F-4 registering 16,084,476 Class A Shares and 1,709,115 Class C Preferred, Series 1 Shares to be issued to the holders of Mirtronics Inc. and Genterra Investment Corporation, also pursuant to the above described amalgamation.

Item 3.	Foreign Listing and Primary Trading Market

A. (i) The primary trading market for the Company’s Class A Shares is the TSX Venture Exchange in Toronto, Canada. (ii) The primary trading market for the Company’s Class C Preferred Shares, Series 1, is the Over-the-Counter market in Toronto, Canada.

B. Securities were first listed on the TSX Venture Exchange in March 2004. A listing has been maintained on the TSX Venture Exchange over the last 12 months.
The Company’s Class C Preferred, Series 1, have been traded Over-the-Counter in Toronto since January, 2004.

C. (i) During the 12-month period beginning on October 1, 2006 and ending on September 28, 2007, 95.66% of the average daily trading volume of Genterra's Class A Shares occurred on the TSX Venture Exchange, the primary trading market identified above. (ii) During the 12-month period beginning on October 1, 2006 and ending on September 28, 2007, there was no trading in the Company's Class C Preferred, Series 1, Shares anywhere worldwide.

Item 4.	Comparative Trading Volume Data

A. The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from October 1, 2006 to September 28, 2007.

B. (i) The average daily trading volume of the Class A Shares that are the subject of this Form was 48.27 in the United States and 1,062.89 on a worldwide basis. (ii) The average daily trading volume of the Class C Preferred, Series 1, Shares that are the subject of this Form was 0 (none) in the United States and 0 (none) on a worldwide basis.

C. As a percentage of worldwide average daily trading volume, average daily trading volume of the subject securities in the United States was 4.34%.

D. Not applicable

E. Not applicable.

F. The Company obtained trading volume for purposes of the calculations described in this Item 4 from Pink Sheets LLC in the United States and from Computershare in Canada.

Item 5.	Alternative Record Holder Information

Not Applicable.

Item 6.	Debt Securities

Not Applicable

Item 7.	Notice Requirement

A. The Company disclosed its intent to voluntarily terminate the registration of the securities that are the subject of this Form in a press release dated October 2, 2007.

B. The press release described above was published on October 2, 2007 and was submitted to the Securities and Exchange Commission on Form 6-K via EDGAR on
October 3, 2007.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on The System for Electronic Document Analysis and Retrieval (SEDAR) website maintained by the Canadian Securities Administrators:  www.sedar.com.

PART III

Item 10.	Exhibits

Not Applicable.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Genterra Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Genterra certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

October 3, 2007	By:	/s/ Stan Abramowitz
Stan Abramowitz, Secretary and Chief Financial Officer

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